EXHIBIT 12(a)


FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


	Three Months Ended March 31, 2002
	(millions)
Earnings, as defined:	
Income before cumulative effect of a change in accounting principle	$ 166
Income taxes	19
Fixed charges, included in the determination of net income, as below	83
Distributed income of independent power investments	12
Less: Equity in earnings of independent power investments	9
Total earnings, as defined	$ 271
Fixed charges, as defined:	
Interest charges	$ 80
Rental interest factor	2
Fixed charges included in nuclear fuel cost	1
Fixed charges, included in the determination of net income	83
Capitalized interest	18
Total fixed charges, as defined	$ 101
Ratio of earnings to fixed charges	2.68